UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Diversified Financial Resources Corp.
(Exact name of registrant as specified in its corporate charter)

0-22373
(Commission File No.)

Nevada	58-2027283
(State of Incorporation)	(IRS Employer Identification No.)

Fu Xi Technology & Industry Park, Nan Feng County
Jiang Xi Province, P. R. China
(Address of principal executive offices)

(86794) 326-6199
(Registrant's telephone number)

 Copies to:
Greentree Financial Group, Inc.
2610 N. Palm Aire Drive
Pompano Beach, FL 33069
(954) 975-9601 Tel
(954) 979-6695 Fax

DIVERSIFIED FINANCIAL RESOURCES CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about July 1, 2006 to the holders of record as of June 30, 2006, of common stock, par value $0.001 per share (the "common stock"), of Diversified Financial Resources Corp., a Nevada corporation (the "Company"). You are receiving this Information Statement in connection with the Company's election of two designees of the shareholders of Jiang Xi Tai Na Guo Ye You Xian Gong Si, a corporation organized under the laws of the Peoples’ Republic of China (“Tai Na”), to the Board of Directors of the Company (the "Designees").

Pursuant to and at the closing of a Plan of Exchange dated April 1, 2006 (the "Agreement"), among the Company, Tai Na, the shareholders of Tai Na (the "Tai Na Shareholders") and the Majority Shareholder of the Company (the “Majority Shareholder”), the Majority Shareholder of the Company delivered the 13,150 convertible Series A preferred shares and 12,100,000 non-convertible Series B preferred shares of the Company to the Tai Na Shareholders in exchange for total payments of $500,000 in cash, less related expenses, and the Company issued to the Tai Na Shareholders an amount equal to 375,000,000 new investment shares of common stock of the Company pursuant to Regulation S under the Securities Act of 1933, as amended, in exchange for all of their shares of registered capital of Tai Na, which will then become a wholly-owned subsidiary of the Company. In connection with the Agreement, Tai Na and/or the Tai Na Shareholders have agreed, pursuant to a trust arrangement established under Chinese law, to transfer all of the 375,000,000 shares of common stock to be issued to them as a result of the closing, on a pro rata basis and in a Regulation S offering, to approximately 3,000 shareholders of Huang Jia Nan Feng Mi Ji Ke Ji Gu Fen You Xian Gong Si ("Nan Feng Orange"), the Chinese company that owns the leasehold interest and certain improvements of Tai Na. Tai Na's principal business is the production and sales of orange juice and juice beverage and its principal address is Fu Xi Technology & Industry Park, Nan Feng County, Jiang Xi Province, P. R. China. According to Chinese counsel, this transaction structure was legally permissible way to consummate this transaction with Nan Feng Orange.

As a result of the transactions consummated at the closing, shares representing approximately 99% of the Company’s post-issuance outstanding shares of common stock will be issued to the Nan Feng Orange shareholders, and all of the registered capital of Tai Na will be acquired by the Company. Upon completion of the physical exchange of the shares certificates, Tai Na will become a wholly-owned subsidiary of the Company. The “closing date” as referred to herein means May 31, 2006. An executed copy of the Agreement is attached hereto as Exhibit 10.

As of the closing date, Dennis Thompson was the director of the Company, and Elson Soto Jr. was the director and President of the Company. On June 2, 2006, Mr. Thompson resigned as Director, Mr. Soto resigned as President, and the Board of Directors appointed Mr. Chen, Quan Long, who was the President of Nan Feng Orange, as Chief Executive Officer of the Company. He was also appointed as Chairman and Director of the Company. The Board of Directors also appointed Ms. Huang, Xiaoyun as Chief Financial Officer of the Company, effective immediately. On June 22, 2006, Mr. Soto resigned as Director of the Company; accordingly, the Board of Directors has nominated Ms. Zhao, Li Li as a designee to fill the vacant position of Director of the Company. As a result of Mr. Soto’s resignation and Mr. Chen, Ms. Zhao’s appointment, there will be a change in the majority of the Board of Directors of the Company, which requires the filing of this Information Statement on Schedule 14F-1.

Prior to the consummation of the transactions contemplated by the Agreement, the Majority Shareholder was the holder of a controlling position in the issued and outstanding voting stock of Company, beneficially owning 13,150 convertible Series A preferred shares and 12,100,000 non-convertible Series B preferred shares of the Company. As part of the transactions contemplated herein, the Majority Shareholder transferred to Tai Na and/or the Tai Na Shareholders, in exchange for one payment of $500,000, less related expenses, by Tai Na and/or the Tai Na Shareholders, 13,150 convertible Series A preferred shares and 12,100,000 non-convertible Series B preferred shares of the Company. The Majority Shareholder retained beneficial ownership of 285,251 shares of common stock.

THE TRANSFER OF THE 13,150 CONVERTIBLE SERIES A PREFERRED SHARES AND 12,100,000 NON-CONVERTIBLE SERIES B PREFERRED SHARES OF THE COMPANY AND THE ISSUANCE OF 375,000,000 NEW INVESTMENT COMMON SHARES OF THE COMPANY TO TAI NA AND/OR THE TAI NA SHAREHOLDERS PURSUANT TO THE AGREEMENT WILL RESULT IN A CHANGE IN CONTROL OF THE VOTING SECURITIES OF THE COMPANY. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY. AS A RESULT, TAI NA AND/OR THE TAI NA SHAREHOLDERS WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On June 30, 2006, there were 377,866,323 shares of common stock and 13,150 convertible Series A preferred shares and 12,100,000 non-convertible Series B preferred shares of the Company issued and outstanding. The Company authorized a 1:12.5 reverse stock split effective as of July 10, 2006. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Each share of Convertible Series A Preferred Stock entitles the holder to convert into one hundred (100) shares of common stock, and each share votes together with the common stock on all matters presented for a vote on an as converted basis. Each share of Non-convertible Series B Preferred Stock entitles the holder to have five hundred (500) votes for each share held, and each share votes together with the common stock on all matters presented for a vote on an as converted basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

The outstanding shares of common stock, shares of Convertible Series A Preferred Stock and shares of Non-convertible Series B Preferred Stock are the only classes of equity securities of the Company currently issued and outstanding.

The following table sets forth, as of June 30, 2006, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF JUNE 30, 2006

Title of Class	Name & Address of Beneficial Owner(1)	Amount & Nature of Beneficial Owner	% of Class(2)
Common Stock	Zhu, Guo Feng Xian Gui Ling, 18 Xinjian Rd, Qincheng Town, Nen Feng County, Jiangxi Province, P. R. China 344500	225,000,000(2)	59.5%
Common Stock	Liu, Guo Hua 1 Chengqiang Rd, Qincheng Town, Nen Feng County, Jiangxi Province, P. R. China 344500	150,000,000(3)	39.7%
Common Stock	All directors and executive officers as a group (three persons)	0	0%

(1)	Unless stated otherwise, the business address for each person named is c/o Diversified Financial Resources Corp.

(2)	Of which 223,524,875 shares will be transferred to the shareholders of Nan Feng Orange pursuant to the entrust agreement signed by Ms. Zhu and Nan Feng Orange Shareholders.

(3)	The 150,000,000 will be transferred to the shareholders of Nan Feng Orange pursuant to the entrust agreement signed by Mr. Liu and Nan Feng Orange Shareholders.

The following table sets forth, as of June 30, 2006, certain information with respect to the Convertible Series A Preferred Stock and Non-convertible Series B Preferred Stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the Convertible Preferred Stock; and (iii) all Directors, nominees and executive officers as a group:

Title of Class	Name & Address of Beneficial Owner(1)	Amount & Nature of Beneficial Owner	% of Class(2)
Convertible Series A Preferred Stock	Chen, Quan Long	13,150	100%
Convertible Series A Preferred Stock	All directors and executive officers as a group (three persons)	13,150	100%

Non-convertible Series B Preferred Stock	Chen, Quan Long	12,100,000	100%
Non-convertible Series B Preferred Stock	All directors and executive officers as a group (three persons)	12,100,000	100%

(1)	Unless stated otherwise, the business address for each person named is c/o Diversified Financial Resources Corp.

DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

The following sets forth information concerning the current Directors, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2005, the Board of Directors held no formal meetings, inasmuch as Mr. Thompson and Mr. Casey were the directors. Mr. Casey resigned on March 17, 2006.

Mr. Chen, Quan Long is currently the Chief Executive Officer of the Company, and Chairman and Director of the Board of Directors. Mr. Chen is 46 years of age, obtained a Master of Business Administration degree at Beijing University. His prior work experience is primarily in corporate. He was chairman of Fei Huan Group, a corporation organized and existing under the laws of the Peoples' Republic of China ("Fei Huan Group"), from October 1988 to December 2001. Since January 2002, he was Chairman of Fei Huan Wine, Inc., an affiliate of Fei Huan Group. Mr. Chen’s duties with Fei Huan Group included management of their beverage processing and distribution. Mr. Chen is a member of the Chinese Entrepreneurial Association.

Ms. Huang, Xiaoyun is currently the Chief Financial Officer of the Company. Ms. Huang is 37 years of age, majored in accounting in Jiang Xi Radio Television University. She was chief accountant of Fei Huan Group from December 1991 to December 2001. From January 2002, she became Chief Financial Officer of Fei Huan Wine, Inc. Ms. Huang’s duties with Fei Huan Group included supervision of the their financial statement preparation and accounting systems.

Ms. Zhao, Li Li is currently the Director nominee of the Company. Ms. Zhao has approximately 10 years of experience in sales management. Her experience includes sales management, corporate restructuring, and human resources management. Ms. Zhao is presently a deputy general manager for Fei Huan Winery Holding Co. in P. R. China where she has worked for the past four years. Prior work experience includes four years at Fei Huan Group where she functioned as a sales manager. Ms. Zhao gained her Bachelor degree in Jiang Xi Economic Management College for business management in 1994.

EXECUTIVE COMPENSATION:

Mr. Chen has not received any cash compensation from the Company during the last three years.

Ms. Huang has not received any cash compensation from the Company during the last three years.

No Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the period prior to the quarter ended March 31, 2006 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

By Order of the Board of Directors Diversified Financial Resources Corp.

Dated: June 28, 2006	By:	/s/ Chen, Quan Long
Chen, Quan Long CEO, Chairman & Director

EXHIBIT LIST

Exhibit Number	Name

10	Plan of Exchange